UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,818,906	0.7044	0.3522
Non-Voting Shares			19,924,219	0.9471	0.4735
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,818,906	0.7044	0.3522
Non-Voting Shares			19,924,219	0.9471	0.4735

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			295,502	0.0140	0.0070
Non-Voting Shares			1,774,974	0.0843	0.0421

Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Sell	14-Jul	900	35.22	R$ 31,698.00
Common Shares		Sell	14-Jul	100	35.24	R$ 3,524.00
Common Shares		Sell	14-Jul	2,000	35.40	R$ 70,800.00
Common Shares		Total		3,000		R$ 106,022.00
Non-Voting Shares		Buy	7-Jul	1,500	32.06	R$ 48,090.00
Non-Voting Shares		Buy	7-Jul	1,200	32.11	R$ 38,532.00
Non-Voting Shares		Buy	7-Jul	1,000	32.25	R$ 32,250.00
Non-Voting Shares		Buy	7-Jul	600	32.37	R$ 19,422.00
Non-Voting Shares		Buy	7-Jul	600	32.41	R$ 19,446.00
Non-Voting Shares		Buy	7-Jul	600	32.42	R$ 19,452.00
Non-Voting Shares		Buy	8-Jul	1,400	32.01	R$ 44,814.00
Non-Voting Shares		Buy	8-Jul	200	32.10	R$ 6,420.00
Non-Voting Shares		Buy	8-Jul	3,100	32.21	R$ 99,851.00
Non-Voting Shares		Buy	1-Jul	1,800	32.09	R$ 57,762.00
Non-Voting Shares		Buy	1-Jul	700	32.11	R$ 22,477.00
Non-Voting Shares		Total		12,700		R$ 408,516.00
Non-Voting Shares		Sell	14-Jul	1,900	34.23	R$ 65,037.00
Non-Voting Shares		Sell	14-Jul	3,600	34.25	R$ 123,300.00
Non-Voting Shares		Sell	14-Jul	4,700	34.33	R$ 161,351.00
Non-Voting Shares		Sell	11-Jul	1,695	33.01	R$ 55,951.95
Non-Voting Shares		Sell	11-Jul	2,300	33.06	R$ 76,038.00
Non-Voting Shares		Sell	8-Jul	43	32.29	R$ 1,388.47
Non-Voting Shares		Sell	8-Jul	31	32.33	R$ 1,002.23
Non-Voting Shares		Sell	8-Jul	400	32.25	R$ 12,900.00
Non-Voting Shares		Sell	8-Jul	800	32.33	R$ 25,864.00
Non-Voting Shares		Sell	8-Jul	500	32.37	R$ 16,185.00
Non-Voting Shares		Sell	8-Jul	500	32.38	R$ 16,190.00
Non-Voting Shares		Sell	8-Jul	100	32.45	R$ 3,245.00
Non-Voting Shares		Sell	10-Jul	5	32.78	R$ 163.90
Non-Voting Shares		Sell	10-Jul	1	32.89	R$ 32.89
Non-Voting Shares		Sell	10-Jul	900	32.93	R$ 29,637.00
Non-Voting Shares		Sell	10-Jul	1,000	32.98	R$ 32,980.00
Non-Voting Shares		Sell	10-Jul	1,000	32.99	R$ 32,990.00
Non-Voting Shares		Sell	1-Jul	500	32.15	R$ 16,075.00
Non-Voting Shares		Sell	10-Jul	600	32.95	R$ 19,770.00
Non-Voting Shares		Sell	10-Jul	43	32.91	R$ 1,415.13
Non-Voting Shares		Sell	10-Jul	1,800	32.94	R$ 59,292.00
Non-Voting Shares		Sell	31-Jul	46	35.05	R$ 1,612.30
Non-Voting Shares		Sell	31-Jul	1,100	35.06	R$ 38,566.00
Non-Voting Shares		Total		23,564		R$ 790,986.87

Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	292,502	0.0139	0.0069
Non-Voting Shares	1,764,110	0.0838	0.0419

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				391,217		0.0185	0.0092
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	3-Jul	100	32.27	R$ 3,227.00
Non-Voting Shares		Sell	3-Jul	300	32.28	R$ 9,684.00
Non-Voting Shares		Total		400		R$ 12,911.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				390,817		0.0185	0.0092

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In July 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 8, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.